FORM 51-102F3 MATERIAL CHANGE REPORT Item 1 – Names and Addresses of Companies: Alamos Gold Inc. (“Alamos”) Brookfield Place 181 Bay Street, Suite 3910 Toronto, Ontario M5J 2T3 Richmont Mines Inc. (“Richmont”) 161 avenue Principale Rouyn-Noranda, Québec J9X 4P6 Item 2 – Date of Material Change: November 23, 2017 Item 3 – News Release: A joint news release with respect to the material change referenced in this report was disseminated by Alamos and Richmont via Marketwired on November 23, 2017 and a copy was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. A copy of the news release is attached to this report. Item 4 – Summary of Material Change: On November 23, 2017, Alamos and Richmont announced the completion of the previously announced plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), whereby it acquired all of the issued and outstanding shares of Richmont, in accordance with an arrangement agreement between Alamos and Richmont dated September 11, 2017. Item 5 – Full Description of Material Change: 5.1 Full Description of Material Change On November 23, 2017, Alamos announced the completion of the Arrangement, whereby it acquired all of the issued and outstanding shares of Richmont. In connection with the completion of the Arrangement, the common shares of Richmont have been de-listed from the Toronto Stock Exchange and the New York Stock Exchange. The shareholders’ resolution authorizing Alamos to issue or reserve for issuance common shares in connection with the Arrangement was approved by approximately 98.46% of the shareholders of Alamos who voted at the special meeting of Alamos held

- 2 - on November 16, 2017. The Arrangement was approved by approximately 92.56% of the shareholders of Richmont who voted at the special meeting of Richmont held on November 16, 2017. The Arrangement also received the approval of a majority of shareholders of Richmont excluding the votes held by Renaud Adams (the former President and Chief Executive Officer of Richmont) whose votes were excluded from such vote as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Arrangement was approved on November 21, 2017 by the Superior Court of Québec. Pursuant to the Arrangement, former Richmont shareholders received 1.385 Alamos common shares for each Richmont common share held. Each option to acquire common shares of Richmont not exercised prior to the effective time of the Arrangement was exchanged for 1.385 options to acquire Alamos common shares (the “Alamos Replacement Options”). The Alamos Replacement Options expire on November 23, 2018. Each outstanding restricted share unit held by an employee of Richmont or a subsidiary of Richmont that was offered employment by Alamos or is continuing in their employment with Richmont or a subsidiary of Richmont was exchanged for an award granted by Alamos having the equivalent value of the restricted share unit immediately prior to the effective time of the Arrangement. Richmont is now a wholly-owned subsidiary of Alamos and has applied to cease to be a reporting issuer. 5.2 Disclosure for Restructuring Transactions Not applicable. Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102: Not applicable. Item 7 – Omitted Information: Not applicable. Item 8 – Executive Officer: For further information: Nils F. Engelstad Vice President, General Counsel Alamos Gold Inc. Tel: + 1 416 368 9932 x5407 notice@alamosgold.com Item 9 – Date of Report: December 1, 2017

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Completion of Acquisition of Richmont Mines

TORONTO, ONTARIO (November 23, 2017) - Alamos Gold Inc. ("Alamos") (TSX:AGI; NYSE:AGI) is pleased to announce the completion of the previously announced plan of arrangement (the "Transaction") whereby Alamos acquired all of the issued and outstanding shares of Richmont Mines Inc. ("Richmont") (TSX:RIC; NYSE: RIC).

Under the terms of the Transaction, all Richmont issued and outstanding common shares were exchanged on the basis of 1.385 Alamos common shares for each Richmont common share (the "Exchange Ratio"). Upon closing, Alamos has approximately 389,059,503 Class A Shares outstanding with Alamos and Richmont shareholders owning approximately 77% and 23% of the pro forma company, respectively. Richmont's common shares will be de-listed from the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") on November 24, 2017, or shortly thereafter.

"With the completion of the acquisition, we have greatly strengthened our asset base, cash flow generation and profitability. Combined with our peer leading growth profile and debt-free balance sheet, we have solidified our positioning as a leading intermediate gold producer and are well positioned to deliver long term shareholder value," said John A. McCluskey, President and Chief Executive Officer of Alamos.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Vice President, Investor Relations

(416) 368-9932 x 5439

Cautionary Note – Forward Looking Statements

This News Release contains "forward-looking statements". All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives,

TRADING SYMBOL: TSX:AGI NYSE:AGI
WEBSITE: www.alamosgold.com

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 2 | ALAMOS GOLD INC assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", “have potential” or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward- looking statements. Please consult the section titled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.